UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 7, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Smart Sand, Inc.

File No. 333-213692 - CF#34256

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      Smart Sand, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 19, 2016, as amended.

      Based on representations by Smart Sand, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through March 31, 2019
Exhibit 10.11	through November 30, 2017
Exhibit 10.12	through November 14, 2016
Exhibit 10.13	through November 14, 2016
Exhibit 10.14	through April 30, 2020
Exhibit 10.15	through April 30, 2020
Exhibit 10.16	through April 30, 2020
Exhibit 10.17	through April 30, 2020
Exhibit 10.18	through July 31, 2020
Exhibit 10.19	through July 31, 2020
Exhibit 10.20	through July 31, 2020
Exhibit 10.21	through July 31, 2020

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary